Exhibit 18.1

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Telefax	(416) 228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street, Suite 200
Toronto ON M2P 2H3
Canada

February 2, 2012

Open Text Corporation

Waterloo, Ontario

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Open Text Corporation (the “Company”) for the three months ended December 31, 2011, and have read the Company’s statements contained in Note 1 to the condensed consolidated financial statements included therein. As stated in Note 1, the Company changed its classification of interest related to liabilities for income taxes from Interest income/(expense), net to Provision for (recovery of) income taxes and penalties related to liabilities for income taxes from Other income/(expense), net to Provision for (recovery of) income taxes within the Condensed Consolidated Statements of Income and states that the newly adopted accounting principle is preferable in the circumstances for the following reasons:

1)	During the three months ended December 31, 2011, the Company entered into a new credit agreement, which significantly increased bank-related borrowings. In the context of this event, the Company believes it is preferable for Interest income/(expense), net, to reflect interest income and expense relating to borrowings;

2)	The revised policy is more aligned with the accounting policy followed by the Company’s publicly listed competitors and would lead to enhanced comparability with the Company’s publicly listed competitors; and

3)	The internal reorganization of the Company’s international subsidiaries in the fiscal year ended June 30, 2010, the consolidation of international intellectual property in certain jurisdictions and recent business acquisitions have increased the complexity of determining the Company’s liability for income taxes in multiple jurisdictions and it is preferable to record the related interest and penalties as a component of Provision for (recovery of) income taxes within the Condensed Consolidated Statements of Income.

In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2011, nor have we audited the information set forth in the aforementioned Note 1 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants